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                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                          (Amendment No. 4)

                             Carrollton Bancorp
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                145282 10 9
                     ----------------------------------
                              (CUSIP Number)


CUSIP No. 145282 10 9                                     Schedule 13G

 1 NAMES OF REPORTING PERSON.
   S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSONS

        John Paul Rogers
        ###-##-####

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        Not Applicable (Filing being made pursuant to 1934 Act
        Rule 13d-1(c)

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 3 SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

 5 SOLE VOTING POWER

        60,001

 6 SHARED VOTING POWER

        37,703

 7 SOLE DISPOSITIVE POWER

        60,001

 8 SHARED DISPOSITIVE POWER

        37,703

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        97,704

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.91%

12 TYPE OF REPORTING PERSON

        IN

ITEM 1.
-------

  (a)   Name of Issuer:

             Carrollton Bancorp

  (b)   Address of Issuer's Principal Executive Offices:

             344 North Charles Street, Suite 300
             Baltimore, MD 21201


                                      -2-

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ITEM 2.
-------

  (a)   Name of Person Filing:

             John Paul Rogers

  (b)   Address of Principal Business Office, if none, Residence:

             46-C Queen Anne Way
             Chester, MD 21619

  (c)   Citizenship:

             United States

  (d)   Title of Class of Securities:

             Common Stock

  (e)   CUSIP Number:

             145282 10 9


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or ------- 13d-2(b), check whether the person filing is a:

  (a) / / Broker or Dealer registered under Section 15 of the Act.

  (b) / / Bank as defined in Section 3(a)(6) of the Act.

  (c) / / Insurance Company as defined in Section 3(a)(19) of the Act.

  (d) / / Investment Company registered under Section 8 of the Investment Company Act.

  (e) / / Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940.

  (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1976 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F).

  (g) / / Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G). (Note: See Item 7.)

  (h) / / Group, in accordance with 240.13d-1(b)(1)(ii)(H).

  Not Applicable; Filing is made pursuant to 1934 Act Rule 13d-1(c).

ITEM 4.
-------

    (a) Amount Beneficially Owned: See Inside Front Cover Row 9*
    (b) Percent of Class: See Inside Front Cover Row 11.
    (c) Number of shares as to which the person has:


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        (i)   sole power to vote or to direct the vote: See Inside Front
              Cover Row 5.
        (ii) shared power to vote or to direct the vote: See Inside Front Cover Row 6.
        (iii) sole power to dispose or to direct the disposition of: See Inside Front Cover Row 7.
        (iv) shared power to dispose or to direct the disposition of: See Inside Front Cover Row 8.

--------------------------------
       Includes:

        (a) 36,705 shares owned by corporations of which the Reporting Person is a principal stockholder; Reporting Person expressly disclaims beneficial ownership of all of such shares;

        (b) 998 shares owned by trusts of which Reporting Person is one of two trustees; Reporting Person expressly disclaims beneficial ownership of all of such shares.


ITEM 5.  Ownership of Five Percent or Less of A Class
-------

      Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
-------

      Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired ------- The Security Being Reported on By the Parent Holding Company

      Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group
-------

      Not Applicable.

ITEM 9.  Notice of Dissolution of Group
-------

      Not Applicable.

ITEM 10.
-------

      Not Applicable.


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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FEBRUARY 11, 1999
                                       ----------------------------------------
                                                         Date

                                       /S/ JOHN PAUL ROGERS
                                       ----------------------------------------
                                                      Signature

                                       JOHN PAUL ROGERS
                                       ----------------------------------------
                                                         Name


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